HF2 Financial Management Inc.

to Acquire Majority Equity Interest in

ZAIS Group Parent, LLC, the sole member of



Investor Presentation
October 28, 2014

The following slide show was furnished to the Securities and Exchange Commission ("SEC") as part of a Current Report on Form 8-K filed by HF2 Financial Management Inc. ("HF2") with the SEC on October 28, 2014.

HF2 will be holding presentations for certain of its stockholders, as well as other persons who might be interested in purchasing HF2 securities, regarding its acquisition of a majority of the membership interests in ZAIS Group Parent, LLC ("ZGP"), the parent and sole member of ZAIS Group, LLC ("ZAIS" or "ZAIS Group", and together with ZGP, the "Company") pursuant to an Investment Agreement with ZGP as described in the Form 8-K (and exhibits thereto) filed by HF2 on September 17, 2014. This presentation and Form 8-K are being distributed from time to time to attendees of this presentation.

HF2 and its directors and officers and EarlyBirdCapital, Inc. ("EBC") and Sandler O'Neill & Partners, L.P. ("SOP"), the underwriters of HF2's initial public offering, may be deemed participants in the solicitation of proxies to HF2's stockholders with respect to the proposed transaction. A list of the names of HF2's directors and officers and a description of their interests in HF2 is contained in HF2's Annual Report on Form 10-K, which was filed with the SEC on March 31, 2014, and will also be contained in the definitive proxy statement for the proposed transaction when available. EBC's and SOP's interests in HF2 is contained in HF2's Annual Report on Form 10-K, which was filed with the SEC on March 31, 2014, and the Merger and Acquisition Agreement by and among HF2, EBC and SOP, which is an exhibit to such report, and will also be contained in the definitive proxy statement for the proposed transaction when available. Information about the Company and its officers and directors will also be included in the definitive proxy statement for the proposed transaction.

HF2 intends to file with the SEC a proxy statement on Schedule 14A in connection with the stockholder vote on the proposed transaction. STOCKHOLDERS OF HF2 AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, HF2'S DEFINITIVE PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THIS PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the definitive proxy statement once available, and other relevant documents, without charge, at the SEC's Internet site http://www.sec.gov or by contacting HF2's secretary at HF2 Financial Management Inc., 999 18th Street, Suite 3000, Denver, Colorado 80202. As a result of the review by the SEC of the proxy statement, HF2 may be required to make changes to its description of the Company or other financial or statistical information contained in the proxy statement.

None of the information in this investor presentation constitutes either an offer or solicitation to buy or sell any of ZAIS's products or services, nor is any such information a recommendation for any of ZAIS's products or services.

This investor presentation, and other statements that HF2 may make, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, including, for example, statements about (1) the ability to complete and the benefits of the transaction with the Company; and (2) HF2's and the Company's future financial or business performance, strategies, growth initiatives and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

HF2 cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and HF2 assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in HF2's filings with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the inability of HF2 to consummate the transaction with the Company and realize the benefits of such transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its management and key employees; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement between HF2 and the Company for the business combination; (3) the outcome of any legal proceedings that may be instituted against HF2, the Company or others following announcement of the proposed transaction; (4) the inability to meet Nasdaq's listing standards following the proposed transaction; (5) the risk that the proposed transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transactions described herein; (6) costs related to the proposed transaction; (7) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (8) the relative and absolute investment performance of advised or sponsored investment products; (9) the impact of capital improvement projects; (10) the impact of future acquisitions or divestitures; (11) the unfavorable resolution of legal proceedings; (12) the extent and timing of any share repurchases; (13) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (14) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to HF2; (15) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and HF2; (16) the ability to attract and retain highly talented professionals; and (17) the impact of changes to tax legislation and, generally, the tax position of HF2.

HF2's filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss, and HF2's definitive proxy statement in connection with the stockholder vote on the proposed transaction will discuss, these factors in more detail and identify additional factors that can affect forward-looking statements.

HF2 FINANCIAL MANAGEMENT INC.

HF2 is a special purpose acquisition company with a focus on companies operating in the financial services industry

- ~$175 million available for business combination
- Listed on NASDAQ ("HTWO")
- No dilutive warrants or options
- Launched by principals of Berkshire Capital Securities LLC
  - Leading M&A advisory boutique focused exclusively on the financial services industry
  - Sponsor of an earlier successful SPAC, Highbury Financial Inc. ("HBRF")

Comprehensive Search Process with Focused Criteria

Exhaustive Search for Ideal Target

- Conducted 16-month search process beginning after IPO in March 2013
- Identified over 800 potential targets and sources of potential targets initially
- Engaged in over 100 detailed conversations regarding a potential transaction
- Delivered over 50 preliminary indications of interest

Management integrity, character and ethics
Proven investment skill
Shared goals, values and alignment of interests
Team and/or successors committed for long term
Ability and desire to operate a public company
Operating leverage from fixed cost base
Substantial growth potential
ZAIS Group



ZAIS is a dynamic investment management firm with approximately $5.0 billion[1] of AUM focused on specialized credit investments

- Outstanding team
- Strong reputation with institutional investors
- Distinguished investment track record across multiple market cycles since 1997
- Robust and scalable platform
- Specifically identified growth initiatives
- Experience managing public REIT

(1) As of June 30, 2014. AUM primarily is comprised of (i) cash plus aggregate principal balance of investments with respect to certain non-mark-to-market structured vehicles; (ii) cash plus market value of investments with respect to certain structured vehicles; (iii) total assets for mark-to-market funds and separately managed accounts; and (iv) uncalled capital commitments, if any, for funds that are not in liquidation. AUM also includes assets in the warehouse phase for new structured credit vehicles and does not treat leverage and other operating liabilities as a reduction of AUM.

Long Term Alignment

- No liquidity for current owners of ZAIS at closing; entire equity stake retained
- Upward adjustments to current owners' retained equity based on stock price performance
- Significant equity allocations to key employees with long-term vesting provisions
- Restrictive covenants for all employee equity owners

Multiple Avenues for Growth

- Drive growth of existing, high quality products
- Expand current sales, marketing and distribution efforts
- Accelerate new products and strategies in development
- Capitalize on current and future market dislocations

Compelling Investment Opportunity Today

- Attractive initial valuation at 4.5x LTM Distributable Earnings (1)
- Significant cash available to fuel strategic growth initiatives
- Regular quarterly dividends expected to be paid from distributable earnings after closing
- Incremental special dividends possible depending on size and timing of performance fees

(1) Please see page 15 for a calculation of this initial valuation multiple and Exhibit E for an explanation of Distributable Earnings as well as the reconciliation to Total Comprehensive Income (Loss).

Disciplined investing in specialized credit to consistently capture liquidity / complexity premiums over base yields

Team	- Founded in 1997 by Christian Zugel, former senior executive at J.P. Morgan - Over 120 employees, including over 50 investment professionals [1] - Senior team members have, on average, over 20 years of industry experience [2]
Platform	- Headquartered in Red Bank, New Jersey, with operations in London and Shanghai - Experience managing assets and risk across multiple market cycles - Track record of opportunistically capitalizing on market trends and dislocations - Comprehensive internal controls to support high quality compliance and risk management - Robust and scalable infrastructure with experience operating a public company
Investment Expertise	- Deep credit expertise across a wide range of investments - Mortgages: Agencies, RMBS, CMBS, residential whole loans - Corporate debt: CLOs, single name credit, leveraged loans, synthetics
Marketing & Client Relations	- CIO and portfolio managers active in all marketing efforts - ZAIS has built long-term relationships with a global investor base - Focus on large institutional investors, including insurance companies, public and corporate pension funds, banks, foundations and endowments - Dedicated 9-person client relations team [1]

(1)   As of September 30, 2014.
(2)   Senior team members include Investment Committee and Management Committee members.

Disciplined investing in specialized credit to consistently capture liquidity / complexity premiums over base yields

Investment Process	▪ Top-down sector allocation coupled with bottom-up investment selection
	▪ Leverage broad expertise to evaluate a wide range of investments
	    ▪ Across the credit spectrum (mortgages, corporate debt, structured products, derivatives)
	    ▪ Up and down the capital structure (AAA tranches to first-loss pieces)
	▪ Supported by proprietary analytics platform

Key Principles	▪ Source, select, structure and manage investments with embedded liquidity / complexity premiums ▪ Seek highest risk-adjusted expected returns ▪ Employ appropriate leverage with customized terms and covenants ▪ Optimize investment vehicle for investment opportunity, not vice versa ▪ Harvest gains to generate returns as specific investment opportunities are realized
Investment Vehicles	▪ Commingled funds ▪ Separately managed accounts ▪ ZAIS Financial Corp. (NYSE: ZFC), a public mortgage REIT ▪ Structured credit vehicles (CDOs, CLOs)
Investment Results	▪ Portfolios designed to perform well across a range of macro-economic scenarios or capitalize on specific market opportunities ▪ ZAIS Opportunity Fund ranked by Barron's as #1 hedge fund in 2011 and 2012; ranked #15 in 2013 [1]

(1)   Source: Barron's Top 100 Hedge Funds. Based on three year compounded annual returns. Includes funds with at least $300 million in assets and does not include single sector or country funds.



ZAIS Specialized Credit Composite [1]		
Growth of a Dollar		

Annualized Total Returns				**Annual Total Returns**		
	ZAIS Specialized Credit Composite [1]	J.P. Morgan Domestic High Yield Index	+/-		ZAIS Specialized Credit Composite [1]	J.P. Morgan Domestic High Yield Index	+/-
1-Year	10.60%	12.43%	-1.83%	2014 YTD [3]	4.74%	5.73%	-0.99%
3-Year	13.72%	10.23%	3.49%	2013	9.79%	8.24%	1.55%
5-Year	25.28%	14.67%	10.61%	2012	26.72%	15.39%	11.33%
7-Year	4.30%	9.31%	-5.01%	2011	10.50%	6.96%	3.54%
Since Inception [2]	14.84%	9.77%	5.07%	2010	36.70%	14.73%	21.97%

Please refer to following page for corresponding notes.

(1) The ZAIS Specialized Credit Composite ("ZAIS Composite" or "Composite") includes 29 separately managed accounts, funds of one and commingled funds that are managed for a broad range of specialized credit mandates, varying in size.   The ZAIS Composite includes accounts that are managed similarly to, and have similar targeted assets as, the mix of assets envisioned for recent broad structured credit mandates, including an active mandate managed for an institutional client. For potential broad structured credit mandates, we would opportunistically invest in non-agency RMBS, CLO mezzanine tranches, CLO equity tranches and, selectively, CMBS. As such, we excluded from the Composite those ZAIS managed funds and accounts that currently invest in other assets (e.g., senior CLO tranches, residential whole loans, agency IOs, etc.), structured product vehicles managed by ZAIS, ZAIS Financial Corp. (a mortgage REIT), and funds and managed accounts where ZAIS assumed management of the vehicles from prior managers. Since monthly performance information was not required for Matrix I and Matrix II funds, we did not include these funds in the ZAIS Composite (Matrix I net IRR was 11.87%; Matrix II-A net IRR was 17.64%; Matrix II-B net IRR was 6.13%). The ZAIS Composite is calculated by asset weighting the individual monthly returns of each component using the aggregated beginning-of-period capital balances and external cash flows as if the composite were one portfolio. The Composite's Year-to-Date net returns are considered time-weighted since they are the cumulative result of compounding all monthly net return results. The ZAIS Composite return results: (i) are not a guarantee, prediction, or indicator of future returns; future investors could make a lesser profit or could incur substantial losses; (ii) are net of accrued management fees, incentive fees/allocations, if any, and foreign currency translation gains and losses; (iii) are based on capital activity for both fee paying and non-fee paying investors; (iv) reflect a mix of active and liquidated vehicles; (v) reflect the reinvestment of dividends, interest and earnings; (vi) treat client directed intra-month cash flows, if any, in separately managed accounts as if inflows occurred at the start of the month and outflows at the end of the month for purposes of calculating monthly returns; (vii) treat redemption or withdrawal charges of redeeming or withdrawing investors that were retained in the fund for the benefit of remaining investors as profit to the remaining investors (this increase in capital for remaining investors are not treated as profits under U.S. generally accepted accounting principles ("GAAP")); and (viii) treat capital activity during July 2006 to November 2006 in one vehicle as if all the activity occurred in the month of November 2006 because the vehicle was ramping up during that time period. A structured product industry standard performance benchmark does not exist. As a result, there is no exact data point against which ZAIS can compare its performance. ZAIS does, however, closely monitor several sources of data to assess its performance relative to indices composed of relevant, if not identical, assets, including the J.P. Morgan Domestic High Yield Index (the "JPM HY"), ABX, PrimeX, CMBX and various proprietary dealer constructed indices. These indices each contain strengths and weaknesses.   We have benchmarked the ZAIS Composite against the JPM HY mainly because of the relevance of the asset class and the fact that the index has been in existence for a period predating the inception of the Composite. Over shorter holding periods, tracking error relative to the proposed benchmark could be quite significant.

(2) From February 2002 to June 2014.

(3) As of June 30, 2014.

Growth of Investment Platform with Broad Credit Expertise (1)


1997
1999
2002-2003
2006
2008
2012
2013-2014
ZAISGroup
Leveraged Finance
High Yield Corporates
Commercial Real Estate
CMBS
Residential Mortgage Whole Loans
Non-Agency RMBS
RMBS
Synthetic CDOs
CLO Investments
Credit Derivatives
CDO Mezzanine Investments
Investment Analytics Platform
Experienced Founder & CIO

Opportunistic investing across market environments while expanding investment expertise

(1) Reference year indicates timing of initial hires dedicated to or inception of the stated expertise.



Deep Investment Team with Broad Expertise

Christian Zugel
Founder & Chief Investment Officer

Michael Szymanski
President

Portfolio Management & Asset Allocation

EXPANSIVE COVERAGE OF SPECIALIZED CREDIT UNIVERSE

Mortgages		Corporate Debt				Agencies / Credit Trading Strategies
Commercial	**Residential**	**CLOs**	**Single Name Credit**	**Synthetics**	**Leveraged Finance**	
Denise Crowley Jeff Mudrick	Brian Hargrave Rick Nicklas	David Stehnacs Cara Roche	William Connors Kenneth Harmonay	Issam Samiri	Vincent Ingato	Glenn Boyd
Team Members: *US: 4*	*Team Members:* *US: 12*	*Team Members:* *US: 3* *SH: 9*	*Team Members:* *US: 2* *SH: 2*	*Team Members:* *UK: 1* *SH: 4*	*Team Members:* *US: 6* *SH: 1*	*Team Members:* *US: 3* *SH: 2*

Diversified Base of Assets Under Management

AUM by Strategy [1]



- Corporate
- Mortgage
- Structured Vehicle
- Other

AUM by Investor Type [1,2]



- Insurance Company
- Corporate Pension
- Public Pension
- Bank
- Fund of Funds
- Other

AUM by Vehicle Type [1]



- Managed Account / Fund of One
- Structured Vehicle
- Master Fund
- Public REIT

(1) As of June 30, 2014.

(2) Percentages are approximate and subject to change. This graph is based on a denominator of approximately $3 billion which includes various funds and vehicles. The graph excludes non fee-paying assets, ZAIS Financial Corp., a publicly traded mortgage REIT that completed its initial public offering in 2013, and some structured vehicles in which ZAIS does not know the identity or type of investor, as this information is only available for related ownership interests that are traded in secondary markets. Accordingly, the above investor breakdown does not reflect all clients of and investors in vehicles managed by ZAIS.



Outstanding Team | **Robust Infrastructure** | **Proven Track Record**

Significant Experience Combined with Proprietary Analytics

Enhance Sales and Marketing Efforts

Expand into Additional Distribution Channels

Broad Specialized Credit Mandate

- Outstanding investment performance record
- Opportunistic capital allocation across structured and other illiquid credit investments

Separately Managed Accounts / Customized Solutions

- Significant capacity
- Expand customized investment accounts
- Develop broader institutional investor base

Leveraged Finance / Corporate CLOs

- Purchase and securitize pools of diversified, high quality corporate loans
- Use regular new issuances to grow asset base
- 2 CLOs priced and closed in 2014 and 1 in the warehouse phase

Multiple Incremental Growth Initiatives

	Current Market Observations	ZAIS Investment Strategy	Status	Targeted Economics (1)
Residential Mortgage Conduit Business	Constrained mortgage lending environment Good borrowers unable to obtain loans	Develop flow process to acquire newly originated mortgage loans from multiple sources Hold, sell or securitize new mortgages	Web-based sourcing platform in place and operational Experience implementing newly originated mortgage loan program for another ZAIS managed vehicle (2) Minimal incremental costs	$40-$100m equity allocation 7-8% return to equity in warehouse (per securitization) 10-15% targeted returns to retained equity Origination, management and/or incentive fees on 3rd party capital
Credit and Credit Derivatives Trading	Changing regulations forcing major players (banks, insurers) to curtail credit and credit derivatives trading activities Improving technology for trading / exchange of debt securities	Seed investment fund to capitalize on inefficiencies Raise 3rd party capital in fund	Over $1 billion of notional principal currently invested in target strategies HF2 capital may be deployed immediately Minimal incremental costs	$40-$100m equity allocation 15-20% targeted returns to invested equity Management and incentive fees on 3rd party capital
Commercial Real Estate CLOs	Large wave of refinancing on the horizon Shortage of bridge financing	Originate, invest in and securitize bridge loans	Infrastructure and experienced personnel in place Plans to expand origination capabilities	$20-$60m equity allocation 7-8% return to equity in warehouse (per securitization) 15-18% targeted returns to retained equity Management fees on 3rd party capital

(1) Targeted economics do not represent actual results. There is no assurance that the targeted economics will be achieved. Based on HF2 investment of $175 million, subject to adjustment based upon HF2 stockholder redemptions, other closing adjustments and the current market opportunities. See Exhibit D for additional information and summary model assumptions.
(2) A subsidiary of ZAIS is the investment advisor for ZAIS Financial Corp., a mortgage REIT listed and traded on the New York Stock Exchange.

HF2	▪ Approximately 73% ownership in ZAIS held following closing [1] ▪ 100% of HF2 capital retained to drive strategic growth initiatives ▪ Alignment of interests with current owners and key employees of ZAIS
Current ZAIS Owners	▪ Current owners' retained equity interests ("Units") exchangeable into 7,000,000 public shares (approximately 22% ownership) ▪ Two-year lockup with annual liquidity limits thereafter ▪ Additional Units exchangeable into up to 2,800,000 public shares available based on growth in stockholder value
Key Employees	▪ Initial Units exchangeable into 1,600,000 public shares (approximately 5% ownership) ▪ Two-year cliff vesting / lockup with annual liquidity limits thereafter ▪ Additional Units exchangeable into up to 5,200,000 public shares available based on growth in stockholder value
Timing and Approvals	▪ Approval of HF2 stockholders and U.K. Financial Conduct Authority required ▪ HF2 stockholders may redeem public shares for $10.50 per share ▪ ZAIS may terminate the transaction if HF2 delivers less than $100 million ▪ Closing anticipated in January 2015
Post-Closing Operation	▪ ZAIS team will assume leadership of the combined company ▪ New slate of public company directors will be nominated ▪ Continuation of NASDAQ listing is anticipated ▪ Super-voting Class B Common Stock will be controlled by Christian Zugel, ZAIS's founder

(1)   Indirectly through ZAIS Group Parent, LLC. Assumes no HF2 stockholder redemptions and no other closing adjustments.

Financial Metrics

All figures in millions, except per share amounts or as noted otherwise

Valuation

Shares outstanding at closing (1)	32.2	32.2	32.2
Illustrative price per share (2)	$ 10.50	$ 11.25	$ 12.00
Total equity value	$ 338	$ 362	$ 386
Less: estimated HF2 cash	175	175	175
Implied enterprise value	$ 163	$ 187	$ 211
LTM Distributable Earnings (3,4)	$ 41.4	$ 41.4	$ 41.4
Implied EV / LTM Distributable Earnings	3.9x	4.5x	5.1x

Summary ZAIS Financials (4)

	LTM as of	6ME June 30,		Year Ending Dec. 31,	
	06/30/14	2014	2013	2013	2012
Management fee income	$ 33.5	$ 17.9	$ 21.2	$ 36.8	$ 37.3
Incentive income	71.7	46.5	12.8	38.0	127.6
Other revenues	1.0	0.4	0.8	1.4	1.4
Total revenues	106.2	64.8	34.8	76.2	166.3
Fixed expenses	(33.0)	(17.0)	(18.6)	(34.6)	(38.1)
Variable expenses	(30.7)	(21.4)	(18.5)	(27.8)	(63.4)
Total operating expenses	(63.7)	(38.4)	(37.1)	(62.4)	(101.5)
Other income (expense)	(1.1)	(0.3)	(0.4)	(1.2)	(1.9)
Distributable Earnings	$ 41.4	$ 26.1	$ (2.7)	$ 12.6	$ 62.9

- Historically, ZAIS has managed its business on a modified cash basis for accounting and management purposes
  - On a modified cash basis, ZAIS has been profitable in every year since its inception
  - ZAIS received incentive and performance distributions or fees in every year from 2006 through 2013
- Incentive compensation expense varies annually in proportion to realized incentive income

(1) Assumes no HF2 stockholder redemptions and no other closing adjustments. Includes 7.0 million Class A Units to be held by current ZAIS owners and 1.6 million Class B Units to be held by ZAIS employees following closing, which will be exchangeable into Class A Common Stock in the future, subject to certain limitations.
(2) The actual price per share of HF2 Class A common stock may differ.
(3) As of June 30, 2014.
(4) These financials include unaudited, Non-GAAP performance measures that ZAIS management uses to evaluate its operating performance and exclude revenue and expenses of investment vehicles required to be consolidated in accordance with GAAP. Please refer to Exhibit E for the reconciliation from GAAP to these Non-GAAP performance measures and the explanations for the Non-GAAP adjustments.

All figures in millions, except per share amounts or as noted otherwise

Ownership [1]

	At Closing		After Post-Closing Contingent Issuances	
	#	%	#	%
Current HF2 shareholders	23.6	73.3%	23.6	58.7%
Current ZAIS owners	7.0	21.7%	9.8 [3]	24.4%
ZAIS employees	1.6 [2]	5.0%	6.8 [3]	16.9%
Total	32.2	100.0%	40.2	100.0%

Structure for Post-Closing Contingent Issuances

	Contingent Additional Units	Total Value per HF2 Share Hurdle [4]	% Increase in Individual HF2 Share Value [5]	Additional Units as % of Increase in Total Shareholder Value [6]
Tranche 1	2.0	$ 12.50	19%	33%
Tranche 2	2.0	$ 15.00	20%	31%
Tranche 3	2.0	$ 18.00	20%	29%
Tranche 4	2.0	$ 21.50	19%	28%

(1) Assumes no HF2 stockholder redemptions and no other closing adjustments.
(2) Up to 1,600,000 Units to be issued to key employees following closing, which are subject to a two-year cliff vesting period. Unvested Units do not participate in distributions and will be cancelled upon employees' termination for any reason before the end of the vesting period.
(3) Assumes issuance of 8,000,000 additional Units (maximum issuable) based on Total Value per HF2 Share.
(4) Equal to the sum of (i) the average closing price during the 20 trading day period ending on any measurement date and (ii) the cumulative dividends paid between the closing and the beginning of such 20 trading day period.
(5) Measured from previous tranche. Tranche 1 assumes $10.50 per share for basis of calculation.
(6) Assumes price per share is equal to Total Value per HF2 Share. Actual price per share would be equal to Total Value per HF2 Share at each tranche less the cumulative dividends paid between the closing and the point at which the corresponding tranche is achieved.

Right Partner	Right Time	Right Structure
▪ High quality asset management firm ▪ Outstanding management team ▪ Strong institutional reputation ▪ Proven investment skill ▪ Robust and scalable platform ▪ Experience operating a public company	▪ Attractive upfront valuation for public stockholders ▪ Large, growing asset class ▪ Suite of high-quality investment products in place today ▪ Multiple identified growth initiatives	▪ HF2 capital retained by ZAIS to fuel strategic growth initiatives ▪ Long-term commitment from management and employees ▪ Material equity incentives for management and employees ▪ Alignment of interests with public stockholders


ZAIS Group

Exhibits

ZAIS Team

| **Christian Zugel** | *Founder & Chief Investment Officer (17 Years at ZAIS)* |



Mr. Zugel serves as Managing Member, Chief Investment Officer of ZAIS, and is also Chairman of ZAIS's Management Committee. Mr. Zugel also serves as Chairman of the Board of ZAIS Financial Corp. Prior to founding ZAIS in 1997, Mr. Zugel was a senior executive with J.P. Morgan Securities Inc., where he led J.P. Morgan's entry into many new trading initiatives. At J.P. Morgan, Mr. Zugel also served on the Asia Pacific management-wide and firm-wide market risk committees. Mr. Zugel received a Masters in Economics from the University of Mannheim, Germany.

| **Michael Szymanski** | *President (6 Years at ZAIS)* |



Mr. Szymanski serves as President at ZAIS. He is also a member of ZAIS's Management Committee and serves as Chief Executive Officer, President and Director of ZAIS Financial Corp. Before joining ZAIS in September of 2009, Mr. Szymanski was Chief Executive Officer of XE Capital Management, LLC, an investment management firm specializing in structured products, from 2003 to 2008. Before that, Mr. Szymanski was Chief Financial Officer of Zurich Capital Markets, a subsidiary of Zurich Financial Group, from 2000 to 2002. Mr. Szymanski was also a Vice President in the Bank and Insurance Strategies Group of Lehman Brothers from 1997 to 2000, providing capital markets structuring and advisory services to financial institutions and corporations. Mr. Szymanski also spent nine years at Ernst & Young LLP advising financial services clients, leaving as a Senior Manager in the Capital Markets / M&A Advisory Group in New York. Mr. Szymanski is a CPA and received a B.A. in Business Administration with a concentration in Accountancy from the University of Notre Dame and an M.B.A. with a concentration in Finance from New York University's Stern School of Business. Mr. Szymanski serves on the Board of Directors of the National Stock Exchange as Chairman of the Audit Committee.

Name	Title	Years of Industry Experience	Years at ZAIS	Prior Experience
Glenn Boyd	Portfolio Manager	16	4	Barclays; Paine Webber / UBS; Credit Suisse
Don Choe	Chief Technology Officer	24	5	Barclays; Lehman Brothers
William Connors	Portfolio Manager	22	2	Battleground Capital Management; Ore Hill Partners; W.R. Huff
Denise Crowley	Portfolio Manager	19	17	J.P. Morgan
Marc Galligan	Chief Risk Officer	37	6	Bear Stearns; First National Bank of Boston; Chase Manhattan Bank
Brian Hargrave	Portfolio Manager	15	5	Lehman Brothers
Kenneth Harmonay	Research	26	2	Battleground Capital Management; W.R. Huff
Vincent Ingato	Portfolio Manager	32	1	CVC; Apidos Capital; Fuji Bank; Mizuho Financial Group; Wells Fargo
Paul McDade	Chief Financial Officer	28	5	XE Capital Management; Zurich Capital Markets; J.P. Morgan; Reliance Group; PwC
Jeffrey Mudrick	Portfolio Manager	21	2	G2 Investment Group; Citigroup; Lehman Brothers; Federated
Rick Nicklas	Portfolio Manager	25	6	Lehman Brothers; Donaldson, Lufkin & Jenrette
Ann O'Dowd	Chief Administrative Officer	20	14	Drexel, Burnham, Lambert Inc.; Salomon Brothers
Cara Roche	Portfolio Manager	10	10	Started career with ZAIS
Mark Russo	Assistant General Counsel	10	7	Thacher Proffitt & Wood
Issam Samiri	Portfolio Manager	10	4	Crédit Agricole CIB; Lehman Brothers; Calyon
Julian Schickel	Managing Director	11	4	Glencore International; Lehman Brothers
Karen Shapiro	Chief Compliance Officer	31	1	Millennium Management LLC; Prudential; Fried Frank; SEC Staff
David Stehnacs	Portfolio Manager	13	13	Started career with ZAIS
Howard Steinberg	General Counsel	44	3	McDermott, Will & Emery; Prudential; Reliance Group; Dewey Ballantine

Robust Corporate Infrastructure



Christian Zugel
Founder & Chief Investment Officer

Michael Szymanski
President

Portfolio Management	Client Relations	Technology & Analytics	Global Risk Management & Middle Office	Legal & Compliance	Finance, Accounting & Human Resources
	Jennifer Lakefield **Steven Tholen** **Julian Schickel** (1) *Managing Directors*	**Don Choe** *Chief Technology Officer*	**Marc Galligan** *Chief Risk Officer*	**Howard Steinberg** *General Counsel* **Mark Russo** *Assistant General Counsel* **Karen Shapiro** *Chief Compliance Officer*	**Paul McDade** *Chief Financial Officer*
Team Members: *US: 30* *UK: 1* *SH: 18*	*Team Members:* *US: 7* *UK: 2*	*Team Members:* *US: 14* *SH: 11*	*Team Members:* *US: 7* *UK: 1* *SH: 8*	*Team Members:* *US: 7* *UK: 1*	*Team Members:* *US: 14* *UK: 1* *SH: 2*

(1) Employed by ZAIS Group (UK) Limited.

Dynamic Investment Process



Disciplined top down sector allocation coupled with differentiated bottom up security / investment selection

TOP DOWN

Macro Views / Investment Themes

Investment Committee

- Investment strategy
- Thesis development
- Sector focus
- Allocations

Robust Infrastructure

Proprietary Analytics Platform

Credit Security Selection

Mortgages	Corporate Debt		Agencies / Credit Trading Strategies
Commercial	CLOs	Single Name Credit	
Residential	Synthetics	Leveraged Finance	

Portfolio Managers select securities and investments and manage exposure with analyst support, and risk and asset management oversight

BOTTOM UP

Example of Proprietary Analytics (1)

- ZAIS's Efficient Frontier model provides real-time visibility into risk / return dynamics
  - Underpins decisions regarding sector focus and allocations across the credit markets
  - Highlights attractive investment opportunities within sectors and asset pools
  - Illustrates investment opportunities and changes in market conditions for clients



3Y annualized TRR
Relative Return Volatility
0
1
2
3
4
5
6
7
8
BB 2.0
Equity 1.0
Equity 2.0
BB 1.0
BBB 2.0
Subprime Low $ Px
POA
BBB 1.0
Alt A
N-Agy CMBS BBB-
Prime
CMBX.4.AJ
N-Agy CMBS A
Agy CMBS BBB
A
Agy CMBS A
CMBX.1.A
N-Agy CMBS AA
Subprime High $ Px
AA
CMBX.4.AM
CDX HY
Senior

(1) As of September 19, 2014.

Flexible and Opportunistic Investment Platform [1]

Proven track record of investing across the credit spectrum through a variety of vehicles to capitalize on opportunities
Please refer to Exhibit C for further details regarding investment products and corresponding performance statistics

Timeframe	Observation	ZAIS Investment Strategy	Product
1998 – 2007	Major losses incurred by investors using short-term financing to buy long-term assets	Create CDOs; issue term financing and purchase quality, diversified credits	ZING Series (CDOs)
2006 – 2007	Residential mortgage securitizations priced aggressively Homeowners beginning to miss mortgage payments	Short consumer credit assets given overlending Long corporate credit exposure	RMBS Short Overlay Strategy [2]
2007 – 2008	Attractive assets available at significant discounts after deep sell-off in market	Buy and hold quality RMBS and whole loans	Matrix VI-Series SerVertis
2009	Opportunity to purchase management contracts for several funds from distressed seller	Purchase advisory contracts at nominal price; earn management fees; manage assets through recovery to recoup value for investors	Zephyr Recovery Funds
2010 – Today	Low credit yields Tight credit spreads Improving economy	Leverage analytics to outperform through security selection Launch new initiatives	Separately Managed Accounts Leveraged Finance / Corporate CLOs

(1) The selected examples included here do not include all funds and accounts managed by ZAIS. These examples are provided to illustrate ZAIS's recognition of and execution on selected opportunistic investment strategies across different sectors and with different investment vehicles. While these examples reflect successful trading, not all trades are successful and profitable.
(2) Gains on RMBS short positions exceeded losses suffered in subordinate positions in synthetic CLOs.

Exhibit C

ZAIS Investment Performance – *Corporate Credit Funds* [1,2]

Overview of Corporate Credit Funds

- From 2000 to 2003, ZAIS formed the Matrix series of funds (I, II, III and IV), private vehicles with finite investment periods primarily focused on distressed CDO securities across the capital structure

- In 2007, ZAIS formed the Zephyr series of funds, private vehicles with finite investment periods primarily focused on CLO mezzanine and equity tranches

- Since 2007, ZAIS has developed a variety of managed accounts and funds of one with varied focuses based on individual clients' risk and return objectives

Inception	End Date	Fund	Strategy	Description	Total Capital Drawn (mm) [3]		Total Capital Returned (mm) [3,4]		NAV (mm) [5]		Net IRR [6]	JPM HY [7]
Sep-00	Dec-06	Matrix I [8]	CBO Mezz	Commingled Fund	$	147.8	$	226.5	$	- [9]	11.87%	8.68%
Apr-01	Dec-06	Matrix IIA [8]	CBO Mezz	Commingled Fund	$	56.3	$	102.0	$	- [9]	17.64%	9.79%
Apr-01	Dec-06	Matrix IIB	CBO Mezz	Commingled Fund	$	27.7	$	34.2	$	- [9]	6.13%	9.79%
Feb-02	Dec-06	Matrix IIIA [8]	CLO Mezz / Equity	Commingled Fund	$	126.9	$	346.5	$	- [9]	49.64%	11.01%
Feb-02	Dec-06	Matrix IIIB [8]	CLO Mezz / Equity	Commingled Fund	$	38.9	$	84.7	$	- [9]	31.70%	11.01%
Oct-03	May-05	Matrix IV	CLO Senior	Commingled Fund	$	100.0	$	133.9	$	- [9]	32.82%	8.92%
Oct-07	May-14	ZAIS Zephyr A-1, LTD	CLO Mezz / Equity	Fund of One	€	28.5	€	48.5	€	- [9]	12.19%	9.66%
Oct-07	Open	ZAIS Zephyr A-2, LTD [10]	CLO Mezz / Equity	Commingled Fund	$	45.0	$	67.4	$	0.1	10.52%	9.66%
Oct-07	Jul-11	ZAIS Zephyr A-3, LTD	CLO Mezz / Equity	Fund of One	€	10.0	€	13.5	€	- [9]	9.10%	9.42%
Oct-07	Open	ZAIS Zephyr A-4, LLC [10]	CLO Mezz / Equity	Commingled Fund	$	25.0	$	39.9	$	0.1	10.53%	9.66%
Dec-07	Open	Insurance Company	CLO Mezz	Managed Account	$	166.5	$	125.5	$	89.3	5.69%	10.22%
Jul-09	Feb-11	Lubeck II-A	CLO Senior	Fund of One	$	80.0	$	104.9	$	- [9]	24.21%	22.08%
Apr-10	Apr-13	Lubeck II-C	CLO Senior	Fund of One	$	70.0	$	72.7	$	- [9]	1.65%	11.60%
Apr-10	Jun-13	Empiricus A	CLO Mezz / Equity	Fund of One	$	16.0	$	18.9	$	- [9]	13.36%	9.86%
Aug-10	Open	Empiricus B-B [11]	CLO Mezz / Equity	Fund of One	$	40.0	$	0.2	$	52.7	13.63%	11.15%
Mar-12	Open	Pension Fund	CLO / RMBS / CMBS	Managed Account	$	168.6	$	-	$	181.3	10.09%	10.60%
Jul-09	Open	Zephyr Recovery 2004-1 LP [10,12]	CLO funds	Commingled Fund	$	41.3	$	148.6	$	6.5	78.48%	14.73%
Jul-09	Open	Zephyr Recovery 2004-2 LP [10,12]	CLO funds	Commingled Fund	$	35.5	$	142.5	$	6.2	90.39%	14.73%
Jul-09	Open	Zephyr Recovery 2004-3 LP [10,12]	CLO funds	Commingled Fund	$	6.3	$	24.3	$	0.9	91.52%	14.73%
Jul-09	Open	Zephyr 2004-4 LLC [10,12]	CLO funds	Commingled Fund	$	26.5	$	93.9	$	3.8	77.61%	14.73%
Jul-09	Open	Zephyr Recovery II-A LP [10,12]	CLO funds	Commingled Fund	$	49.0	$	283.5	$	25.0	105.97%	14.73%
Jul-09	Open	Zephyr Recovery II-B LP [10,12]	CLO funds	Commingled Fund	€	4.9	€	21.7	€	0.3	75.86%	14.73%
Jul-09	Open	Zephyr Recovery II-C LP [10,12]	CLO funds	Commingled Fund	$	27.4	$	40.6	$	102.7	49.09%	14.73%
Jul-09	Open	Zephyr Recovery Mezz 2005-1 Unit Trust [10,12]	CLO funds	Commingled Fund	$	41.4	$	21.3	$	151.4	36.13%	14.73%
Sep-09	Open	ZAIS Leda Fund [10,13]	CLO funds	Fund of One	€	433.2	€	187.7	€	299.3	2.66%	12.83%
Jul-09	Open	ZAIS Tydeus Fund [13]	CLO funds	Fund of One	€	178.8	€	163.1	€	86.1	13.98%	14.69%

Please refer to following page for corresponding notes.

Exhibit C

HF2 FINANCIAL MANAGEMENT INC.

Notes: ZAIS Investment Performance – *Corporate Credit Funds*

(1) All amounts are as of June 30, 2014. The funds and managed accounts included represent private equity-style funds and managed accounts managed by ZAIS focused predominantly on investing in CLOs. The funds and managed accounts exclude certain structured vehicles (i.e. CDOs) that contained CLO exposure for which ZAIS served as the collateral manager. The performance of the ZAIS Opportunity Fund is not included because it has a broad mandate although historically has invested predominantly in CLOs.

(2) Past performance is not a guarantee, prediction or indicator of future returns, and no representation is made that any investor will or is likely to achieve results comparable to those shown or will make any profit or will be able to avoid incurring substantial losses.

(3) Amounts reflected herein are from inception through June 30, 2014 and are for all capital transactions on the part of those investors that have fully redeemed or withdrawn. The total capital drawn for all the Zephyr Recovery funds represents the Net Assets Value as of the date ZAIS assumed asset management responsibilities from a prior manager on July 10, 2009.

(4) Includes operating distributions, redemptions and withdrawals. Redemptions and withdrawals are net of incentive fees/allocations, if any, management fees and redemption penalties paid by the investor, if any. The total capital returned for the Zephyr Recovery funds represents amounts returned to investors since ZAIS assumed asset management responsibilities from a prior manager.

(5) Reflects the net asset values (after the deduction of accrued management fees and incentive fees / allocations, if any) as of June 30, 2014.

(6) IRRs are computed in accordance with each fund's / managed account's documents on a net basis. For existing funds and managed accounts, IRRs have been calculated for the period from inception through June 30, 2014 for investors remaining in the funds or managed accounts as of June 30, 2014, which are subject to management fees and incentive fees/allocations, if any. For liquidated funds, IRRs have been calculated for the period from inception through the liquidation date for all investors that were subject to management fees, incentive fees / allocations, if any, and certain fund expenses (if applicable) while the fund was in existence.

(7) The JP Morgan Domestic High Yield Index (the "JPM HY") is referred to only because it represents an index typically used to gauge the general performance of U.S. high yield bond market performance. The JPM HY returns have been provided for the period from inception of the respective fund through June 30, 2014, or the termination of the respective fund where applicable.

(8) The functional currency of the funds is United States Dollars ("USD"). Euro denominated notes were issued by the funds to its investors. The Capital Drawn and Capital Returned were converted to USD at the effective spot rates ("USD Equivalent"). The IRR reflects the performance of the fund and was computed based on the USD equivalent of the capital drawn from and returned to the investors.

(9) Liquidated prior to June 30, 2014.

(10) Currently in wind down.

(11) Represents Strategy B of the Empiricus B Fund.

(12) The Zephyr Recovery Funds were launched by Lehman Brothers Holdings Inc. ("Lehman") between November 30, 2004 and March 20, 2007. Following Lehman's bankruptcy, ZAIS assumed the asset management responsibilities for these funds on July 10, 2009. Therefore, the Inception date for these Funds is deemed to be July 10, 2009.

(13) The Inception dates for ZAIS Leda Fund and ZAIS Tydeus Fund are September 14, 2009 and July 15, 2009, respectively.

Exhibit C

ZAIS Investment Performance – *RMBS Funds & Managed Accounts* [1,2]   HF2 FINANCIAL MANAGEMENT INC.

Overview of RMBS Funds and Managed Accounts

- In 2006, ZAIS formed the Matrix V series of funds, private vehicles with finite investment periods
  - Primarily focus on CLOs, CDO securities and RMBS assets and predominantly subordinate and distressed credit
- In late 2007, ZAIS formed the Matrix VI series of funds, private vehicles with finite investment periods
  - Long-only, unlevered strategy to capitalize on market dislocation and leverage unwind in mortgage securities sector
- In 2012 and 2013, ZAIS formed several funds that employ predominantly long strategies focused on opportunities in the RMBS sector, as well as, in some instances, utilize explicit leverage and derivative instruments to mitigate risk

Inception	End Date	Fund	Strategy	Description	Total Capital Drawn (mm) [3]	Total Capital Returned (mm) [3,4]	NAV (mm) [5]	Net IRR [6]	ABX. HE [10] 06-1 AAA	07-1 AAA
				MATRIX V FUNDS						
Jul-06	Dec-12	Matrix V-C	RMBS / CLO / ABS CDOs / Shorts	Fund of One	$ 182.5	$ 308.1	$ - [7]	15.63%	-0.46%	NA
Nov-06	Dec-12	Matrix V-A	RMBS / CLO / ABS CDOs	Commingled Fund	$ 143.6	$ 120.3	$ - [7]	-5.10%	-0.48%	NA
Nov-06	Dec-12	Matrix V-B	RMBS / CLO / ABS CDOs	Commingled Fund	$ 103.0	$ 86.5	$ - [7]	-5.63%	-0.48%	NA
				DISTRESSED NON-AGENCY RMBS FOCUSED FUNDS & RELATED ACCOUNTS						
Sep-07	Dec-12	Matrix VI-C	RMBS	Fund of One	$ 276.7	$ 329.0	$ - [7]	6.45%	-0.16%	-10.63%
Jan-08	Dec-12	Matrix VI-A	RMBS	Commingled Fund	$ 232.7	$ 312.8	$ - [7]	9.87%	0.42%	-6.87%
Jan-08	Dec-12	Matrix VI-B	RMBS	Commingled Fund	$ 111.2	$ 145.9	$ - [7]	13.51%	0.42%	-6.87%
Jan-08	Sep-10	Matrix VI-D	RMBS	Fund of One	$ 75.0	$ 87.9	$ - [7]	8.75%	-3.25%	-17.28%
Jan-08	Dec-12	Matrix VI-F	RMBS	Commingled Fund	$ 108.9	$ 144.6	$ - [7]	8.45%	0.42%	-6.87%
Mar-08	Sep-10	ZAIS CL	RMBS	Commingled Fund	$ 116.9	$ 132.4	$ - [7]	7.64%	-25.32%	-8.51%
Apr-08	Dec-12	Matrix VI-I	RMBS	Fund of One	$ 75.1	$ 106.6	$ - [7]	10.63%	0.53%	-4.64%
May-09	Nov-12	Managed Account #2	RMBS	Managed Account	$ 25.0	$ 38.4	$ - [7]	19.08%	8.96%	17.44%
Sep-09	Feb-11	Managed Account #4	RMBS	Managed Account	$ 50.0	$ 61.5	$ - [7]	20.75%	10.39%	31.98%
Mar-10	Jun-12	Managed Account #1	RMBS	Managed Account	$ 19.5	$ 23.1	$ - [7]	9.36%	2.01%	-0.63%
Mar-12	Dec-13	ZAIS Mortgage Securities	RMBS	Fund of One	$ 172.2 [8]	$ 211.0 [8]	$ - [7]	17.24%	4.04%	23.38%
Sep-06	Mar-10	Scepticus I	RMBS Short	Fund of One	$ 58.9	$ 554.1	$ - [7]	754.70%	NA	NA
Sep-06	Dec-08	Scepticus II	RMBS Short	Managed Account	$ 8.4	$ 114.7	$ - [7]	1,129.40%	NA	NA
Dec-06	Jan-09	Scepticus III	RMBS Short	Managed Account	$ 12.0	$ 115.2	$ - [7]	1,116.60%	NA	NA
Mar-07	Jun-08	Hartshorne [9]	RMBS	CDO	$ 373.3	$ 23.9	$ - [7]	-99.70%	NA	NA
Jun-09	Open	Managed Account #3	RMBS	Managed Account	$ 40.0	$ 15.0	$ 45.9	17.58%	7.24%	21.94%
May-13	Open	Managed Account #5	RMBS With Overlay	Managed Account	$ 125.0	$ -	$ 133.1	5.62%	-0.11%	18.55%
Apr-12	Open	2012 Managed Account	RMBS With Overlay	Managed Account	$ 71.3	$ 32.0	$ 55.8	13.06%	4.64%	33.63%
Jul-12	Open	INARI Fund	RMBS With Overlay	Fund of One	$ 300.0	$ -	$ 353.2	10.14%	3.49%	28.75%

Please refer to following page for corresponding notes.

Exhibit C

Notes: ZAIS Investment Performance – *RMBS Funds & Managed Accounts* **HF2 FINANCIAL MANAGEMENT INC.**

(1) All amounts are as of June 30, 2014. These funds and managed accounts represent all private equity style funds and managed accounts focused on investing in non-agency RMBS, including certain private equity style funds and managed accounts whose predominant investment thesis was the shorting of residential mortgage backed securities. Excludes certain structured vehicles (i.e., CDOs) that contained RMBS exposure for which ZAIS served as the collateral manager and certain private equity style funds focused on investments in residential mortgage loans. ZAIS did not include the return information for a fund for which ZAIS assumed asset management responsibilities from a prior manager.

(2) Past performance is not a guarantee, prediction or indicator of future returns and no representation is made that any investor will or is likely to achieve results comparable to those shown or will make any profit or will be able to avoid incurring substantial losses.

(3) Amounts reflected herein are from inception through June 30, 2014 for all investors subject to and not subject to management fees and incentive fees/allocations, if any (including those investors which have fully redeemed or withdrawn).

(4) Includes operating distributions and redemptions or withdrawals. Redemptions and withdrawals are net of incentive fees/allocations, if any, redemption or withdrawal penalties and certain fund expenses (if applicable) paid by the investor (if any).

(5) Reflects the net asset values (after the deduction of accrued management fees and incentive fees/allocations, if any) as of June 30, 2014.

(6) IRRs are computed in accordance with each fund's / managed account's documents on a net basis. For existing funds and managed accounts, IRRs have been calculated for the period from inception through June 30, 2014 for investors remaining in the fund or account as of June 30, 2014 which are subject to management fees and incentive fees/allocations, if any. For liquidated funds and managed accounts, IRRs have been calculated for the period from inception through the liquidation date for all investors that were subject to management fees and incentive fees/allocations and in the fund as of the liquidation date.

(7) Liquidated prior to June 30, 2014.

(8) Transfers between accounts within this "Fund of One" were disregarded.

(9) The CDO invested in asset backed securities that primarily referenced the mezzanine tranches of non-agency RMBS. The entity issued eight tranches of notes, including the A1S tranche, which had an unfunded amount of $625.0 million at the time of issuance. In November 2007, the entity triggered an Event of Default and as a result ZAIS was removed as Collateral Manager and a trustee was retained to liquidate the entity. As a result, ZAIS was not involved in the final liquidation pricing and disposition of the collateral and therefore does not have access to the data relating to the liquidation of the investments of the CDO or the capital activity of the A1S notes. Therefore, the information presented for this vehicle does not include the capital drawn or returned for the A1S notes. Additionally, the information presented is the aggregate amounts for all of the notes issued by the entity, except for the A1S notes.

(10) The ABX.HE.06-1 AAA Index and ABX.HE. 07-1 AAA (the "ABX index") is referred to only because it represents an index typically used to gauge the general performance of US subprime residential mortgage backed securities. The use of this index is not meant to be indicative of the asset composition or volatility of the portfolio of securities held by the funds, which may or may not have included securities which comprise the ABX Index, and which may hold considerably fewer than the number of different securities that make up the ABX Index. As such, an investment in the fund should be considered riskier than an investment in the ABX Index. The ABX Index returns have been calculated for the period from inception of the respective fund through June 30, 2014 or the termination of the respective fund where applicable. The ABX Index returns exclude the coupon payment and any applicable principal losses payable.

Exhibit C

ZAIS Investment Performance – *Residential Whole Loan Fund*

Overview of SerVertis Master Fund I LP [1]

- SerVertis Master Fund I LP ("SerVertis" or the "Fund") was designed to capitalize on the dislocation in residential mortgage markets by acquiring distressed residential whole loans and improving the underlying loan performance through active asset management and servicing control
  - Managed by ZAIS with Green Tree Investment Management LLC acting as sub-advisor [2]
  - Closed in September 2008 with $1.45 billion of committed capital, of which 50% was drawn during the investment period

Assets & Return [3]

Distributions ($mm) [4]	$	996.3
IRR to Date [5]		8.4%
Multiple of Capital [6]		1.4x

Capital Deployment & Returns

The TARP recapitalization of banks and limited asset sales by the FDIC severely constrained whole loan supply, leading the Fund to hold substantial cash positions early in its life. This "cash drag" is a major factor driving the underperformance of SerVertis relative to the underlying individual investment returns. Whole loan supply increased significantly in late 2010 and early 2011, allowing the Fund to draw down its cash position and put on a modest amount of leverage. Annual portfolio returns have increased from the mid-single digits to the mid-teens over this period.

Monthly Net Performance [3]

Year	Jan	Feb	Mar	Apr	May [7]	June	July	Aug	Sep	Oct	Nov [7]	Dec	YTD [7]	ITD [7]
2008									-1.23%	0.04%	-2.78%	0.34%	-3.62%	-3.62%
2009	-0.42%	-1.17%	0.46%	0.47%	-0.26%	-0.51%	1.98%	0.92%	0.12%	0.32%	0.65%	0.30%	2.88%	-0.84%
2010	1.84%	0.13%	1.54%	0.92%	0.50%	0.34%	1.04%	0.46%	0.81%	-1.32%	1.34%	0.38%	8.25%	7.34%
2011	2.29%	-0.40%	0.33%	1.10%	0.36%	0.96%	0.30%	-0.60%	-2.33%	0.58%	0.40%	-0.18%	2.76%	10.30%
2012 [7]	2.33%	0.79%	0.22%	0.46%	0.25%	0.98%	0.76%	1.27%	0.84%	0.89%	2.05%	3.47%	15.22%	27.10%
2013 [7]	2.31%	3.38%	0.93%	0.92%	3.89%	-1.33%	1.66%	0.84%	0.38%	0.91%	1.16%	0.59%	16.69%	48.31%
2014	-0.34%	0.59%	0.79%	0.60%	-0.68%	-0.39%							0.56%	49.14%

Please refer to following page for corresponding notes.

Exhibit C

Notes: ZAIS Investment Performance – *Residential Whole Loan Fund*   **HF2 FINANCIAL MANAGEMENT INC.**

(1)   Currently in wind down.

(2)   Both ZAIS and Green Tree Investment Management LLC are jointly responsible for the investment decisions of the Fund. Therefore, performance should not be considered solely attributable to ZAIS.

(3)   All monthly returns, inception to date returns and 2014 return information are unaudited. Returns reflect performance of the Fund and are net of fees (including accrued management fees and incentive distributions, if any) and expenses for both fee-paying and non fee-paying investors. The YTD and ITD returns represent the cumulative effect of compounding the monthly returns for the relevant time period. The returns of the Fund approximate the returns of its feeder funds (SerVertis Fund I Ltd. and SerVertis Fund I LP). Past performance is not a guarantee, prediction, or indicator of future returns and no representation is made that any investor will or is likely to achieve results comparable to those shown or will make any profit or will be able to avoid incurring substantial losses.

(4)   Includes distributions made to all investors from inception through June 30, 2014, net of incentive distributions paid to ZAIS and Green Tree Investment Management LLC (as sub-adviser) of $68.8 million. Excludes amounts paid to investors for redemptions or withdrawals.

(5)   The Fund's IRR is computed in accordance with the Fund's documents. The Fund's IRR reflects data for investors subject to management fees and incentive distributions and that were invested in the Fund as of June 30, 2014; calculated after the deduction of accrued management fees incentive distributions, if any.

(6)   The Fund's net assets as of June 30, 2014 plus cumulative distributions paid to investors that were remaining in the Fund as of June 30, 2014 divided by drawn capital of investors that were remaining in the Fund as of June 30, 2014. The calculation includes both fee paying and non-fee paying investors.

(7)   The Fund's returns for May 2012, November 2012 and November 2013 have been adjusted to account for an increase of capital resulting from redemption and withdrawal charges retained in the Fund for the benefit of the remaining investors. The Fund's returns based on GAAP income for these months were 0.12%, 1.97% and 1.16%, respectively. As a result, the Fund's 2012 and 2013 YTD returns on a GAAP basis were 14.97% and 16.69%, respectively, and the ITD returns as of December 31, 2012, December 31, 2013 and June 30, 2014, on a GAAP basis, were 26.82%, 47.98% and 48.81%, respectively.

Residential Mortgage Conduit Business – Overview

Residential Mortgage Conduit Business	Credit and Credit Derivatives Trading and Positioning	CRE CLO Business

Opportunity

- Financial crisis significantly reduced availability of mortgage credit
- Regulation has increased the cost, complexity and required capital to originate and securitize residential mortgages
- Government oversight and regulation of GSEs/agencies and commercial banks has created need for private capital to expand credit availability

Strategy

- Purchase individual residential mortgage loans from originators utilizing pre-defined eligibility criteria, pricing parameters and underwriting process
- Allocate new loans to existing or new ZAIS-managed investment vehicles
- Use ZAIS's equity capital to warehouse and securitize loans, retaining subordinate securities in ZAIS-managed investment vehicles
- Seek client capital to co-invest in securitized equity tranches

Credentials

- Proven residential mortgage credit expertise and operational capabilities
- Significant infrastructure to source, evaluate and manage newly originated mortgage loans
  - Experienced 9-person team dedicated exclusively to residential mortgage platform
  - Proprietary systems for loan analytics and pricing, data management and operations

Implementation & Outlook

- Operational with 4 approved sellers and 4 executed loan purchase agreements for another ZAIS managed vehicle [1]
- Capital from HF2 will enable ZAIS to pursue significant scale in a very large market
- Access to capital and proprietary sourcing channels expected to drive growth

(1) As of September 30, 2014. A subsidiary of ZAIS is the investment advisor for ZAIS Financial Corp. ("ZFC"), a mortgage REIT listed and traded on the New York Stock Exchange.

Residential Mortgage Conduit Business – Key Assumptions [1]

Residential Mortgage Conduit Business	Credit and Credit Derivatives Trading and Positioning	CRE CLO Business

Securitization Assumptions
- 80% warehouse advance rate (4:1 debt / equity ratio)
- $300 million target securitization pools
- 2.50% net interest margin during warehouse phase
- 6 month warehouse phase
- 5% required equity retention with each securitization
- 0.75% gain to ZAIS on sale of loans in securitization
- 0.10% fee to ZAIS on total securitization for ongoing collateral management for certain securitization transactions

Origination for Securitization using ZAIS Equity
- ZAIS expects to allocate $40-$100 million of new equity capital
- 10-15% targeted annual investment returns to retained equity

Origination to ZFC
- May purchase residential whole loans to hold or warehouse for securitization
- 0.50% fee to ZAIS upon origination

3rd Party Asset Management
- ZAIS will seek client capital to co-invest in securitized equity tranches
- ZAIS will earn market rate management and incentive fees on 3rd party capital

(1) Targeted economics do not represent actual results. There is no assurance that the targeted economics will be achieved. Based on HF2 investment of $175 million, subject to adjustment based upon HF2 stockholder redemptions, other closing adjustments and the current market opportunities.

Credit and Credit Derivatives Trading and Positioning

HF2 FINANCIAL MANAGEMENT INC.

Residential Mortgage Conduit Business	Credit and Credit Derivatives Trading and Positioning	CRE CLO Business

Opportunity
- Regulatory pressures will drive significant changes over the next several years
  - Disintermediation of banks as liquidity providers
  - Proprietary trading shifting away from banks
  - Capitalize by expanding access to and liquidity of structured products via indexes, ETFs, and anonymized electronic trading platforms

Strategy
- Seed new commingled fund to begin trading credit and credit derivatives
- Shift across asset classes and employ multiple trading strategies to exploit market inefficiencies

Credentials
- Established and recognized proficiency in structured credit investing
- Over $1 billion of notional principal invested in target strategies in 2014
- Robust infrastructure and technological capabilities
- Successful history of structuring and implementing complex investment strategies

Implementation & Outlook
- Capital from HF2 may be deployed immediately in existing investment strategies
- Will continue to refine existing models and software; develop new models as necessary
- Expect to launch a fund for third party investors

Target Economics [1]
- ZAIS expects to allocate $40-$100 million of new equity capital
- 15-20% targeted annual investment returns
- ZAIS will earn market rate management and incentive fees on 3rd party capital

(1) Targeted economics do not represent actual results. There is no assurance that the targeted economics will be achieved. Based on HF2 investment of $175 million, subject to adjustment based upon HF2 stockholder redemptions, other closing adjustments and the current market opportunities. Returns to external capital would be lower due to management and incentive fees.

CRE CLO Business – Overview

Residential Mortgage Conduit Business	Credit and Credit Derivatives Trading and Positioning	CRE CLO Business

Opportunity	▪ Over $1 trillion of total commercial real estate loans due by the end of 2017 [1] ▪ Many loans fall short of lender criteria for long-term, stabilized loans; require bridge financing

Strategy	▪ Originate, invest in and securitize floating rate commercial real estate bridge loans ▪ Focus on middle-market class A and B properties in secondary and tertiary markets ▪ Finance through warehouse facility initially, then obtain long-term financing via CRE CLOs ▪ Minimize competition with large institutions and traditional commercial lenders by targeting assets in transition in the $5 to $25 million range ▪ Seek client capital to co-invest in securitized equity tranches

Credentials	▪ Credit-centric CRE / CMBS team with extensive knowledge of market loan terms and structures ▪ Track record of investing in CRE ▪ Experience structuring, originating and securitizing CLOs ▪ Ability to actively manage return targets through structural leverage and distribution strategies

Implementation & Outlook	▪ Much of the infrastructure and personnel in place today; will add talent selectively to expand origination capabilities ▪ Intend to originate loans with warehouse financing and complete first CRE CLO transaction as conditions permit

(1) Source: GreensLedge Capital Markets LLC, referencing Maximus Advisors, Mortgage Bankers Association, Commercial Mortgage Alert.

CRE CLO Business – Key Assumptions [1]

Residential Mortgage Conduit Business	Credit and Credit Derivatives Trading and Positioning	CRE CLO Business

Securitization Assumptions	▪ 75% warehouse advance rate (3:1 debt / equity ratio) ▪ $250 million target securitization pools ▪ 1.00% fee to ZAIS upon origination of loans ▪ 2.50% net interest margin during warehouse phase ▪ 6 month warehouse phase ▪ 5% required equity retention with each securitization ▪ 0.50% fee to ZAIS on total securitization for ongoing collateral management
Origination for Securitization using ZAIS Equity	▪ ZAIS expects to allocate $20-$60 million of new equity capital ▪ 15-18% targeted annual investment returns to retained CLO equity
3rd Party Asset Management	▪ ZAIS will seek client capital to co-invest in securitized equity tranches ▪ ZAIS will earn market rate management and incentive fees on 3rd party capital

(1) Targeted economics do not represent actual results. There is no assurance that the targeted economics will be achieved. Based on HF2 investment of $175 million, subject to adjustment based upon HF2 stockholder redemptions, other closing adjustments and the current market opportunities.

ZAIS GAAP Income Statements [1]

US Dollars in millions, unless noted otherwise

	12 Months Ended June 30, 2014	6 Months Ending June 30, 2014	6 Months Ending June 30, 2013	Year Ending December 31, 2013 (audited)	Year Ending December 31, 2012 (audited)
Revenues					
Management fee income	$ 23.2	$ 10.4	$ 13.8	$ 26.6	$ 30.5
Incentive income	53.1	36.8	2.5	18.8	99.6
Other revenues	1.0	0.4	0.7	1.3	1.1
Income of Consolidated Funds	103.2	57.7	63.2	108.7	116.1
Total Revenues	180.5	105.3	80.2	155.4	247.3
Expenses					
Employee compensation and benefits	57.1	28.1	24.1	53.1	64.2
General, administrative and other	13.6	7.6	14.1	20.1	24.4
Depreciation and amortization	0.5	0.2	0.2	0.5	0.4
Expenses of Consolidated Funds	106.7	88.0	21.4	40.1	96.6
Total Expenses	177.9	123.9	59.8	113.8	185.6
Other Income (Loss)					
Net gain (loss) on investments	(0.5)	(0.0)	0.1	(0.4)	(0.5)
Other income (expense)	0.1	0.0	(0.1)	0.0	(0.1)
Net gains of Consolidated Funds' investments	75.7	67.8	(0.1)	7.8	120.0
Total Other Income	75.3	67.8	(0.1)	7.4	119.4
Income from continuing operations before income taxes	77.9	49.2	20.3	49.0	181.1
Income taxes	0.2	0.0	0.1	0.3	0.4
Income from continuing operations	77.7	49.2	20.2	48.7	180.7
Discountinued Operations					
Income (loss) from operations of discontinued business component	-	-	-	-	(1.3)
Income tax expense (benefit)	-	-	-	-	0.0
Income (loss) on discontinued operations, net of tax	-	-	-	-	(1.3)
Consolidated Net Income (Loss)	77.7	49.2	20.2	48.7	179.4
Other Comprehensive Income, Net of Tax					
Foreign currency translation adjustment	(0.3)	(0.2)	0.0	(0.1)	1.0
Total Comprehensive Income (Loss)	$ 77.4	$ 49.0	$ 20.2	$ 48.6	$ 180.4

(1) These financials include revenue and expenses of investment vehicles required to be consolidated in accordance with GAAP. Please refer to page 37 for the reconciliation of GAAP to Non-GAAP performance measures, which ZAIS management uses to evaluate the operating performance of the business, and page 38 for the explanations for the Non-GAAP adjustments.

ZAIS Non-GAAP Performance Measures [(1)]

US Dollars in millions, unless noted otherwise

	12 Months Ended June 30, 2014	6 Months Ending June 30, 2014	6 Months Ending June 30, 2013	Year Ending December 31, 2013	Year Ending December 31, 2012
Total Comprehensive Income (Loss)	$ 77.4	$ 49.0	$ 20.2	$ 48.6	$ 180.4
Addback: Eliminations to Management fee income	10.3	7.5	7.4	10.2	6.8
Addback: Eliminations to Incentive income	18.6	9.7	10.3	19.2	28.0
Addback: Eliminations to Other revenues	0.1	0.0	0.1	0.1	0.3
Less: Income of Consolidated Funds	(103.2)	(57.7)	(63.2)	(108.7)	(116.1)
Plus: Expenses of Consolidated Funds	106.7	88.0	21.4	40.1	96.6
Less: Net gains of Consolidated Funds' investments	(75.7)	(67.8)	0.1	(7.8)	(120.0)
Less: Unrealized gain (loss) on investments	0.1	0.1	(0.1)	(0.0)	(0.1)
Plus: Compensation attributable to Income Unit Plan	6.1	4.1	2.0	4.0	-
Reclassification of incentive compensation	1.0	(6.8)	(0.9)	6.9	(13.0)
Distributable Earnings [(1)]	$ 41.4	$ 26.1	$ (2.7)	$ 12.6	$ 62.9
Plus: Depreciation and amortization	0.5	0.2	0.2	0.5	0.4
Plus: Income taxes	0.2	0.0	0.1	0.3	0.4
Adjusted EBITDA [(1)]	$ 42.1	$ 26.3	$ (2.4)	$ 13.4	$ 63.7

(1) Please refer to the following page for further disclosure and an explanation of these Non-GAAP performance measures.

Explanation of Non-GAAP Performance Measures

In addition to analyzing results on a GAAP basis, ZAIS management also reviews its results on a "Distributable Earnings" and "Adjusted EBITDA" basis. Distributable Earnings and Adjusted EBITDA exclude the adjustments described below that are required for presentation of results on a GAAP basis, but that ZAIS management does not consider when evaluating operating performance in any given period. ZAIS management, therefore, uses Distributable Earnings and Adjusted EBITDA as the basis on which it evaluates its financial performance. ZAIS management considers it important that investors review the same operating information that it uses.

Distributable Earnings

Distributable Earnings is a measure of operating performance before U.S. federal and state income taxes that is intended to show the amount of net realized earnings without the effects of consolidation of the Consolidated Funds, and other non-cash or non-operating items. Distributable Earnings excludes the following from results on a GAAP basis:

- Amounts related to the ZAIS Consolidated Funds, including the related eliminations of management fee income, incentive income and other revenues, as ZAIS management reviews the total amount of management fee income, incentive income and other revenues earned in relation to total assets under management and fund performance. Management fee income allocations from ZAIS Consolidated Funds are accrued as earned and are calculated and paid monthly, quarterly, or annually, depending on the individual agreements, consistent with the revenue recognition policy for the funds ZAIS does not consolidate. ZAIS also defers the recognition of incentive income allocations from the ZAIS Consolidated Funds until it is (i) contractually receivable (ii) fixed or determinable ("crystallized"), and (iii) all related contingencies have been removed and collection is reasonably assured, consistent with the revenue recognition policy for the funds ZAIS does not consolidate.

- Net unrealized gains (losses) on investments in ZAIS funds, as ZAIS management does not consider these non-cash items to be reflective of operating performance.

- Employee compensation and benefits amounts attributable to ZAIS's Income Unit Plan. The Income Unit Plan was initially implemented in 2013 and was designed to deliver equity-like participation in ZAIS's pre-tax income to key employees. Payments under the Income Unit Plan are recognized as compensation under GAAP. The Income Unit Plan will terminate at the end of 2014. Employees will participate in ZAIS's profits and growth going forward through the equity allocations set forth elsewhere in this presentation.

- Adjustments to reclassify certain of ZAIS's legacy incentive compensation programs that were not designed for a GAAP environment. These programs provided incentive compensation payments equal to a fixed percentage of incentive fees received by ZAIS and were due and payable in the period ZAIS received the incentive fees. Under GAAP, a portion of these incentive compensation payments are required to be recognized in accounting periods prior to the accounting periods in which the related incentive fees were received and recognized. These adjustments reclassify these certain incentive compensation expenses into the accounting period in which the associated incentive fees were received and recognized. One of ZAIS's existing incentive compensation programs with respect to one single separate account may cause a similar timing issue in the future. Otherwise, none of ZAIS's current or ongoing incentive compensation programs are expected to cause similar timing issues for financial statements prepared in accordance with GAAP.

- Amounts related to equity-based compensation, as ZAIS management does not consider these non-cash expenses to be reflective of its operating performance.

- Certain other non-cash and non-operating items.

Explanation of Non-GAAP Performance Measures (cont.)

Adjusted EBITDA

Adjusted EBITDA is a component of Distributable Earnings and is used to measure ZAIS's ability to cover recurring operating expenses from cash earnings. Adjusted EBITDA is computed as Distributable Earnings excluding any applicable taxes, interest expense, and depreciation and amortization expenses.

As a result of the adjustments described above, management fee income, incentive income and other revenues as presented on both a Distributable Earnings and Adjusted EBITDA basis are also non-GAAP measures.

ZAIS's non-GAAP financial measures should not be considered as alternatives to its GAAP net income (loss), or as indicative of liquidity or the cash available to fund operations. ZAIS's non-GAAP performance measures may not be comparable to similarly titled measures used by other companies.

Sample CLO Structure – ZAIS CLO 2 [1]

Assets

- Pool of diversified corporate loans
  - Corporate loan A
  - Corporate loan B
  - Corporate loan C
  - Corporate loan D
  - Corporate loan E
  - Corporate loan F
  - Corporate loan G
  - Additional remaining loans

Target par: $325.0 million

Current ramp: $323.3 million (approximate)

Effective spread: L+452bps

Liabilities			

	Notional ($MM)	Original Rating Moody's / Fitch	Coupon
Class A1A	$ 106.4	Aaa / AAA	L+150bps
Class A1B	50.0	Aaa / AAA	3.57%
Class A1 Loan	50.0	Aaa / AAA	L+145bps
Class A2	36.6	Aa2 / NR	L+210bps
Class B	20.9	A3 / NR	L+305bps
Class C	12.0	Baa3 / NR	L+375bps
Class D	20.0	Ba3 / NR	L+545bps
Class E	4.4	B2 / NR	L+650bps
Total liabilities	$ 300.3		

Weighted average coupon: L+241bps [2]

Equity

- Subordinated notes with $33.5 million notional value
  - Receive excess cash flow after payments to senior tranches

(1)   As of October 16, 2014.
(2)   Assumes 3-month Libor of 0.23% for Class A1B tranche.

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